UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

      FORM 12b-25

SEC FILE NUMBER 001-37932
CUSIP NUMBER 98872F 204

                                        NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐Form 20-F ☐Form 11-K [X] Form 10-Q
☐Form N-SAR ☐Form N-CSR

For Period Ended: June 30, 2019

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
______________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Yuma Energy, Inc. Full Name of Registrant
Not applicable (Former Name if Applicable) 1177 West Loop South, Suite 1825 Address of Principal Executive Office (Street and Number)
Houston, Texas 77027 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]
      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

Yuma Energy, Inc. (“we,” “our” or the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2019 (the “Form 10-Q”) by the prescribed filing deadline (August 14, 2019) without unreasonable effort for the reasons set forth below. The Company expects to complete and file the Form 10-Q within five calendar days of the original prescribed due date.

The Company is unable to file its Quarterly Report on Form 10-Q for the period ended June 30, 2019, within the prescribed time period because the Company has had significant changes in senior management since December 31, 2018, including a new Interim Chief Executive Officer, a new Interim Chief Financial Officer and a significant reduction in staffing. While the Company’s new officer and consultants have been working diligently to familiarize themselves with the Company’s operations and accomplish a timely filing of the Form 10-Q, they require additional time to finalize the report. Accordingly, the Company’s preparation of the Form 10-Q will not be accomplished in order to permit a timely filing without undue hardship and expense.

PART IV-- OTHER INFORMATION

(1)
Name and telephone number of person to contact in regard to this notification

Anthony C. Schnur	713	968-7000
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that, when filed, the Form 10-Q will reflect total revenues for the quarter ended June 30, 2019 of approximately $1,669,000, compared to the total revenues previously reported in the Company’s Form 10-Q for the quarter ended June 30, 2018 of $5,822,577. The Company anticipates that, when filed, the Form 10-Q will reflect an impairment of oil and gas properties for the quarter ended June 30, 2019 of approximately $371,000, compared to an impairment of oil and gas properties of $-0- previously reported in the Company’s Form 10-Q for the quarter ended June 30, 2018. The Company anticipates that, when filed, the Form 10-Q will reflect a loss from operations for the quarter ended June 30, 2019 of approximately $(2,987,000), compared to the loss from operations previously reported in the Company’s Form 10-Q for the quarter ended June 30, 2018 of $(1,449,064). The Company anticipates that, when filed, the Form 10-Q will reflect a net loss for the quarter ended June 30, 2019 of approximately $(3,565,000), compared to a net loss previously reported in the Company’s Form 10-Q for the quarter ended June 30, 2018 of $(4,030,385).

Disclosures About Forward-Looking Statements

The foregoing reflects the Company’s current views about its financial condition and performance and other matters that constitute “forward-looking” statements, as such term is defined by the federal securities laws. This report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Statements that are not strictly historical statements constitute forward-looking statements and may often, but not always, be identified by the use of such words such as “expects,” “believes,” “intends,” “anticipates,” “plans,” “estimates,” “potential,” “possible,” or “probable” or statements that certain actions, events or results “may,” “will,” “should,” or “could” be taken, occur or be achieved. These risks and uncertainties include, but are not limited to, the ability of the Company to file timely its periodic reports, the impact on the Company’s business and the risks identified in the Company’s periodic filings under the Exchange Act. The Company undertakes no obligation to revise or update publicly any forward-looking statements, except as required by law.

Yuma Energy, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2019                                                    By: /s/ Anthony C. Schnur
Name: Anthony C. Schnur
Title: Interim Chief Executive Officer, Interim Chief Financial Officer and Chief Restructuring Officer